
RECEIVED
MAR - 1 2007
213
SECTION
WASH., D.C.

SECURITIE:  ;ION

07001899

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SEC FILE NUMBER
8-66553

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FNBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Homewood	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Boudreaux — 225-231-5011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

701 Poydras Street, Suite 3700	New Orleans	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

B APR 1 1 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH

I, Laura Boudreaux, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FNBB Capital Markets, LLC, as of and for the years ended December 31, 2006 and 2005, are true and correct. I further swear that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Laura Boud

Signature

Vice President, FINOPS

Title

J.P. Coblin, (Notary Public) ID # 9484

My Commission expires with life

FNBB CAPITAL MARKETS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Net Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x] (g) Notes to Financial Statements.
[x] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
[x] (i) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
[ ] (j) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934. (Not Applicable)
[x] (k) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
[ ] (l) A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not Applicable)
[x] (m) An Oath or Affirmation.
[ ] (n) A Copy of the SIPC Supplemental Report. (Not Required).
[x] (o) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit. (Supplemental Report on Internal Control)

FNBB Capital Markets, LLC

(S.E.C. I.D. No. 66553)

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedules as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the following financial statements of FNBB Capital Markets, LLC (a wholly owned subsidiary of First National Bankers' Bankshares, Inc.) (the "Company") as of and for the years ended December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2007

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CASH AND CASH EQUIVALENTS	$ 351,300	$ 77,787
RESTRICTED CASH	15,708	
RECEIVABLES FROM BROKERS	15,970	1,579
PREPAID EXPENSES	9,425	2,230
FURNITURE AND EQUIPMENT—Net	18,736	6,573
TOTAL ASSETS	$ 411,139	$ 88,169
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES—Due to affiliates	$ 23,799	$ 20,000
MEMBER'S EQUITY:		
Contributed capital	690,000	140,000
Accumulated deficit	(302,660)	(71,831)
Total member's equity	387,340	68,169
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 411,139	$ 88,169

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF NET LOSS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions	$ 63,949	$ 10,628
Administrative service fees	34,840	4,549
Interest income	544	163
Total revenues	99,333	15,340
EXPENSES:		
Salaries and employee benefits	268,117	
Other general and administrative expenses	116,785	3,086
Licenses and fees	28,035	10,434
Accounting and auditing fees	15,870	14,500
Consulting fees	13,509	29,516
Depreciation expense	6,438	111
Total expenses	448,754	57,647
LOSS BEFORE INCOME TAXES	(349,421)	(42,307)
INCOME TAX BENEFIT	(118,592)	
NET LOSS	$ (230,829)	$ (42,307)

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (230,829)	$ (42,307)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	6,438	111
Gain on sale of asset	(43)	
Changes in operating assets and liabilities:		
Receivables from brokers	(14,391)	(1,579)
Prepaid expenses	(7,195)	(2,230)
Due to affiliates	3,799	20,000
Net cash used in operating activities	(242,221)	(26,005)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(18,558)	(6,684)
Restricted cash	(15,708)	
Net cash used in investing activities	(34,266)	(6,684)
CASH FLOWS FROM FINANCING ACTIVITIES—Proceeds from contributed capital	550,000	80,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	273,513	47,311
CASH AND CASH EQUIVALENTS—Beginning of year	77,787	30,476
CASH AND CASH EQUIVALENTS—End of year	$ 351,300	$ 77,787

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Contributed Capital	Accumulated Deficit	Total
BALANCE—January 1, 2005	$ 60,000	$ (29,524)	$ 30,476
Proceeds from contributed capital	80,000		80,000
Net loss		(42,307)	(42,307)
BALANCE—December 31, 2005	140,000	(71,831)	68,169
Proceeds from contributed capital	550,000		550,000
Net loss		(230,829)	(230,829)
BALANCE—December 31, 2006	$ 690,000	$ (302,660)	$ 387,340

See notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of the Company—FNBB Capital Markets, LLC (the "Company") is a National Association of Securities Dealers, Inc. ("NASD") registered broker/dealer under the Securities Exchange Act of 1934. The Company was capitalized on January 13, 2004. The Company received its approval to begin operations on December 10, 2004; however, it did not begin to service brokerage transactions until January 2005. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Prior to July 28, 2005, FNBB Capital Markets, LLC was a limited liability company whose sole member was First National Bankers Bank ("FNBB"). Because FNBB is a wholly owned subsidiary of First National Bankers' Bankshares, Inc., the Company is effectively a wholly owned subsidiary of First National Bankers' Bankshares, Inc. (the "Parent").

Effective July 28, 2005, in order to allow the Company to offer services to customers other than member banks of FNBB due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to the Parent, and coincident therewith, the Parent became the sole member of the Company. The Company was approved by the NASD in November 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In March 2005, the Company executed an agreement with a third-party clearing broker/dealer to carry customer accounts and to accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products. However, the Company did not execute any transactions as an introducing broker/dealer related to this new service line until February 2006.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and interest-bearing deposits. Restricted cash primarily represents amounts on deposit with a clearing firm in connection with the agreements discussed above.

Receivables from Brokers—Receivables from brokers consist of receivables related to fees earned on the sale of retirement products and general securities. Management reviews the receivables for collectibility and, as deemed necessary, establishes an allowance for estimated uncollectible amounts.

Furniture and Equipment—Net—Furniture and equipment is recorded at cost. Depreciation is recorded on a straight-line basis using an estimated useful life of ten years. Accumulated depreciation was $6,054 and $111 at December 31, 2006 and 2005, respectively.

Commissions—Commissions consist of dealer commissions generated on securities transactions.

Administrative Service Fees—Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes— The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No.109, *"Accounting for Income Taxes"*. Under the provisions of SFAS No. 109, the Company is a limited liability company and is not subject to income tax as the Parent reports the Company's income on its return. Prior to January 1, 2006, the Company was considered a "disregarded entity" for federal income tax purposes. Accordingly, no provision for federal income taxes was included in the 2005 financial statements. Effective January 1, 2006, pursuant to a tax-sharing agreement that was entered into with its Parent, the Company's tax expense is determined on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred taxes are recorded for all temporary differences between book and taxable income. Deferred tax assets are reduced by a valuation allowance, if necessary, in the amount of any tax benefits that, based on available evidence, are not expected to be realized. There were no deferred tax assets recorded at December 31, 2006.

2. INCOME TAXES

As described in Note 1, no provision for income taxes was made in the accompanying financial statements prior to January 1, 2006 as the Company's results of operations are included in the income tax returns of the Parent. Effective January 1, 2006, pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and, therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the year ended December 31, 2006, the income tax benefit recorded of $118,592 in the accompanying statement of net loss is classified as current as the Parent was able to utilize the income tax credits during 2006. In accordance with the terms of the Agreement, the Parent made payments to the Company for the estimated tax benefits totaling $134,000. Accordingly, the difference between the actual income tax benefit and the estimated tax payments received of $15,408 is recorded as a payable back to the Parent as of December 31, 2006 in the accompanying statement of financial condition.

3. RELATED-PARTY TRANSACTIONS

The Company operates in facilities that are owned by its Parent. During 2006, the Company was charged with certain operating expenses relating to salaries and benefits, rent and insurance totaling $272,968 by the Parent. The Parent did not charge the Company for these operating expenses in 2005. In addition, certain other operating expenses, including telephone, utilities and other overhead costs were absorbed by the Company's Parent in 2006 and 2005. In addition, $5,000 of internal auditing expenses were paid to an affiliate during 2005.

The Company has amounts due to the Parent at December 31, 2006 of $23,799 relating to income taxes (see Note 2) and salaries and benefits expenses. The Company has amounts due to an affiliate at December 31, 2005 of $20,000 related to consulting fees paid by the affiliate on behalf of the Company.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2006, the Company had net capital of $339,179, which was $289,179 in excess of its required net capital of $50,000 as of December 31, 2006. The Company had aggregate indebtedness of $23,799 at December 31, 2006. At December 31, 2005, the Company had net capital of $39,366, which was $(10,634) deficient of its required net capital of $50,000 as of December 31, 2005. The Company had aggregate indebtedness of $20,000 at December 31, 2005. On January 12, 2006, additional capital contributions of $100,000 were made by the member to correct the capital deficiency at December 31, 2005.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The NASD has allowed the Company to use the Parent's fidelity bond in the amount of $20,000.

* * * * * *

FNBB CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

	Amounts Per Audited Financials
NET CAPITAL:	
Total member's equity	$ 387,340
Less nonallowable assets:	
Furniture and equipment—net	(18,736)
Prepaid expenses	(9,425)
Fidelity bond	(20,000)
NET CAPITAL	$ 339,179
AGGREGATE INDEBTEDNESS	$ 23,799
NET CAPITAL REQUIREMENT—Greater of $50,000 or 6⅔% of aggregate indebtedness	$ 50,000
EXCESS NET CAPITAL	$ 289,179
RATIO—Aggregate indebtedness to net capital	.07 to 1

NOTE: There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at December 31, 2006.

FNBB CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

February 20, 2007

To the Board of Directors of
FNBB Capital Markets, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements of FNBB Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2006 (on which we have issued our report thereon dated February 20, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

END